Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 23, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 23, 2003, entitled "OLAV FJELL RESIGNS AS CHIEF EXECUTIVE OF STATOIL ASA".

OLAV FJELL RESIGNS AS CHIEF EXECUTIVE OF STATOIL ASA

The board of directors of Statoil (OSE:STL,NYSE STO:sto) and Olav Fjell have agreed at a board meeting on 22 September that Mr Fjell will resign as chief executive in order to normalise the group's position, both in-house and externally.

It is important that a calmer atmosphere be established as quickly as possible in relation to the group, so that Statoil's development can continue.

'Statoil is a strong company with great opportunities,' Mr Fjell commented. 'I hope my departure will help to ensure that the workforce can again concentrate all their energies on its further development.'

In accordance with his contract, Mr Fjell will be paid two year's salary on resigning. He will also receive an early pension from the age of 60 as specified in the contract.

At the same meeting, the board appointed the present chief financial officer, Inge K Hansen, to serve as acting chief executive.

Further comments will be given at a press conference to be held at the Statoil offices in Oslo from 09.00 on Tuesday 23 September.

Kaci Kullmann Five will attend this meeting as spokesperson for the board. Both Mr Fjell and Mr Hansen will also be available to answer questions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 23, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer